UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-9692

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.

One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563

(Address of principal executive office and zip code)

(630) 798-8800

(Registrant’s telephone number, including area code)

TELLABS 401(k) PLAN

YEARS ENDED DECEMBER 31, 2010 AND 2009

Note:	All other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

Tellabs 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Tellabs 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. Tellabs Operations, Inc., (Tellabs), a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & MCKEEVER, LLC

Chicago, Illinois

June 20, 2011

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
Assets
Investments, at fair value:
Investments held in the Tellabs 401(k) Trust	$466,879,899	$407,367,526
Receivables:
Participant loans	4,677,555	4,206,686
Employer contributions receivable	5,265,545	5,059,562

Total Receivables	9,943,100	9,266,248

Net Assets at fair value	476,822,999	416,633,774
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,491,929)	(4,708,020)

Net Assets Available for Benefits	$471,331,070	$411,925,754

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

STATEMENTS OF CHANGES IN

NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions
Contributions:
Employer	$12,888,471	$12,399,549
Participants	18,168,868	17,238,915
Rollover	1,946,490	809,054

	33,003,829	30,447,518
Net appreciation in fair value of investments held in the Tellabs 401(k) Trust	50,873,211	78,250,993
Interest and dividends	4,690,566	5,441,766
Interest on participant loans	230,223	255,175

Total additions	88,797,829	114,395,452

Deductions
Benefits paid to participants	(29,392,513)	(28,121,017)

Total deductions	(29,392,513)	(28,121,017)

Net increase	59,405,316	86,274,435

Net assets available for benefits:
Beginning of year	411,925,754	325,651,319

End of year	$471,331,070	$411,925,754

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	Description of Plan:

The following description of the Tellabs 401(k) Plan (the Plan) provides only general information. Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General

The Plan is a defined-contribution plan covering all United States employees of Tellabs Operations, Inc. and adopting affiliates (the Company or Employer) who are age 18 or older and are otherwise eligible under the Plan. Effective July 1, 2003, eligible employees of the Company can participate in the Plan as soon as administratively possible after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participated in the Tellabs Advantage Program trust (the Master Trust) along with the Tellabs Retirement Plan until April 3, 2006. Effective April 3, 2006, the Master Trust was dissolved and The Tellabs 401(k) Plan Trust and the Tellabs Retirement Plan Trust were established as successor trusts to the Master Trust. Effective April 3, 2006, the name of the Plan was changed from the Tellabs Profit Sharing and Savings Plan to the Tellabs 401(k) Plan. Effective April 3, 2006, all Money Purchase Pension Plan assets of the Retirement Plan were transferred to and made a part of the Tellabs 401(k) Plan.

b.	Contributions

Participants may elect to contribute, on a before-tax basis, between 1% and 50% of their eligible annual compensation. For 2010 and 2009, the Company contributed to the Plan an amount equal to each eligible participant’s before-tax contribution, limited to 4% of the participant’s eligible compensation for the year (the Matching Contribution). Participants can direct the Matching Contributions into any of the investment funds.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	Description of Plan (Continued):

b.	Contributions (Continued)

Effective July 1, 2003, a Discretionary Company Contribution (defined below) was instituted. This contribution is declared by the Board of Directors and is funded entirely by the Company (Discretionary Company Contribution). The amount of the contribution is based on a percent of eligible pay for a specific period of time as declared by the Board of Directors. All regular active employees employed on the last day of the declared period of time are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the Program. This contribution is 100% vested. In 2010 and 2009, the Board of Directors declared a 2% Discretionary Company Contribution for each year.

c.	Participants’ Accounts

The Plan administrator maintains a recordkeeping account in the name of each participant, which reflects the participant’s share of the Employer contributions (Matching Contributions and Discretionary Company Contributions), participant contributions, and the participant’s share of earnings or losses of the respective investment funds.

d.	Vesting

Participants are immediately vested in their contributions, Matching Contributions and Discretionary Company Contributions, plus actual earnings thereon.

e.	Participant Loans

Participants may generally borrow from their Plan accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000, subject to provisions as outlined in the Plan document. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	Description of Plan (Continued):

f.	Payment of Benefits

If the participant’s vested account balance does not exceed $1,000, the participant’s vested account balance will be distributed in a lump-sum payment. Upon termination of service, retirement, disability, or death, participants may receive a lump-sum amount equal to the vested value of their accounts. Participants who have accounts that contain amounts transferred from the Tellabs Retirement Plan will have such portion of their accounts distributed in an annuity purchased from an insurance company, unless another form of benefit is elected in accordance with the Plan. Benefits are recorded by the Plan when paid.

g.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants are 100% vested in their accounts; therefore the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

b.	Investment Valuation

The Plan’s beneficial interest in the Trust represents the Plan’s share of the Trust’s investments stated at fair value. The shares of securities in registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Trust at year-end. The Tellabs, Inc. common stock is valued at the closing price reported by the NASDAQ Stock Market. The investment contract held in the Gibraltar Guaranteed Fund is stated at the contract value.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

2.	Summary of Significant Accounting Policies (Continued):

b.	Investment Valuation (Continued)

Management fees and operating expenses for securities in registered investment companies are deducted from income earned and are not separately reported. Consequently, such expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Guaranteed Investment Contracts

As described in the Defined Contribution Pension Plans topic of the Financial Accounting Standards Board “Accounting Standards Codification”, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the topic, the statement of net assets available for benefits presents the fair value of the investment contracts in Gibraltar Guaranteed Fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Under the provision of the group annuity contract, participants may ordinarily direct the withdrawals or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as “Book Value”. Given these provisions, the contract is considered to be benefit responsive. The following table presents the fair value of the investment contract and the adjustment required to report at contract value:

	December 31, 2010	December 31, 2009
Gibraltar Guaranteed Fund, at fair value	$76,765,032	$72,179,838
Adjustment from fair value to contract value	(5,491,929)	(4,708,020)

Gibraltar Guaranteed Fund, at contract value	$71,273,103	$67,471,818

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

2.	Summary of Significant Accounting Policies (Continued):

c.	Guaranteed Investment Contracts (Continued)

Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single interest crediting rate is applied to all contributions made to the contract regardless of the timing of those contributions. Interest crediting rates are reviewed on a periodic basis for resetting. Interest crediting rates are determined using an explicit formula specified in Part II of the Gibraltar Guaranteed Fund addendum. The frequency of determining interest crediting rates and the minimum interest crediting rate are also specified in the addendum.

The average yield information is as follows:

	December 31, 2010	December 31, 2009
Average Earnings Yield	2.80%	3.47%
Average Crediting Rate Yield	4.85%	5.23%

The average earnings yield is the market value yield to worst of the assets within the underlying collateral portfolio as of the plan year end. The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the result. This yield differs from the average earnings yield as a result of product construction which utilizes contract value crediting rates that are intended to smooth out and blend in earnings yields over time. Due to calculation methodology and the impact of cash flows, these yields may differ from the actual crediting rates paid under the contract during the year.

No events limit the ability of the Plan to transact at contract value so long as the fund addendum remains in force. Except for events which may result in termination for cause, as outlined in the Investment Agreement and the fund addendum, the issuing company may not cause the contract to be terminated at an amount other than contract value.

d.	Administrative Costs

i)	Investment Fees: The funds offered by the Plan have investment fees associated with each fund which are determined by the fund manager. The expense ratio for each fund is reflected in the prospectus information available to participants.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

2.	Summary of Significant Accounting Policies (Continued):

d.	Administrative Costs (Continued)

ii)	Recordkeeping Fees: The Company has contracted with Prudential to provide recordkeeping services for the Plan for a fee of 10 basis points (15 basis points before April 1, 2009) of the Plan assets (“Plan Recordkeeping Fee”). Currently, the Plan’s Recordkeeping Fee is being paid through the 12(b)1 revenue (fee charged by mutual funds for activity in connection with distribution of fund’s shares) and other revenue credited back to the Plan by the various funds (“Fund Credits”). Currently, the Fund Credits are sufficient to cover the Plan Recordkeeping Fee. In the event Fund Credits are not sufficient to cover Plan Recordkeeping Fees, the Plan allows (1) the Company to pay such fee or (2) the charge to participants for such fee. The Company does not currently anticipate a recordkeeping charge to participants to cover the Plan’s Recordkeeping Fee. Fund Credits in excess of the recordkeeping fees are kept in a Plan account for ERISA eligible expenses such as education and communications. In addition to the Fund Credits, the Company negotiated a fixed amount which increases in accordance with a formula based on Plan assets that Prudential agreed to contribute to the ERISA eligible account. Near the end of the Plan Year, the Plan administrator will evaluate the amount in the ERISA eligible account and determine whether such funds should be credited to Participant accounts. In addition to the Plan Recordkeeping Fees, participants will be charged a $50.00 loan origination fee for new loans and a $0.033 trading fee for each share of Tellabs, Inc. Common Stock that a participant buys or sells in the Plan.

iii)	Other Administrative Fees: Certain expenses including audit fees, investment advisory fees and material costs are charged to the Plan. All other administrative costs not paid by the Plan are absorbed by the Company.

e.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

2.	Summary of Significant Accounting Policies (Continued):

f.	Risks and Uncertainties

The Trust that holds the Plan’s assets invests in various securities including Company stock, equity and fixed income mutual funds, and short-term investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

g.	Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962), which requires that participant loans be classified as notes receivable from participants, and are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan adopted ASU 2010-25 as of December 31, 2010. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.

In January 2010, FASB issued authoritative guidance intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3).

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

2.	Summary of Significant Accounting Policies (Continued):

g.	Recent Accounting Pronouncements (Continued)

This guidance was effective for annual periods beginning after December 15, 2009 except for disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for annual periods beginning after December 15, 2010. As this guidance provided only disclosure requirements, the adoption of this standard did not impact the Plan’s financial statements.

3.	Investments:

Effective April 3, 2006, the Plan’s investments are held in The Tellabs 401(k) Plan Trust administered by Prudential Bank and Trust. Participants have the option of investing all or a portion of their accounts, other than their Money Purchase assets, in any of the investment fund options offered by the Plan. Money Purchase assets may be invested in any of the investment fund options except the Tellabs, Inc. common stock.

On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds, subject to any trading restrictions imposed by the investment funds. The following table presents the investments held at December 31, 2010 and December 31, 2009:

	2010		2009
Investments at fair value as determined by quoted market price
Registered investment company funds:
Fidelity Contra Fund	$89,382,216	*	$78,232,544	*
American Funds Group – EuroPacific Growth Fund	58,765,825	*	54,981,950	*
Vanguard Windsor II	50,312,559	*	45,492,166	*
PIMCO Total Return Fund	49,362,871	*	42,911,443	*
Artisan Small Cap Value Fund	33,461,338	*	27,558,190	*
Vanguard Institutional Index Fund	33,284,582	*	29,270,520	*
T Rowe Price New Horizons Fund	25,392,907	*	17,756,111
Lazard Emerging Markets Fund	20,905,258		15,615,218
DFA Real Estate Securities	5,409,604		3,063,054
Equity:
Tellabs, Inc. Common Stock	23,837,707	*	20,306,492

	390,114,867		335,187,688
Investments at contract value
Gibraltar Guaranteed Fund	71,273,103	*	67,471,818	*

Total investments	$461,387,970		$402,659,506

*	Individual investment that represents 5% or more of the Plan’s assets.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

3.	Investments (Continued):

During 2010 and 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $50,873,211 and $78,250,993, respectively, as follows:

	2010	2009
Registered Investment Companies (mutual funds)	$46,768,316	$72,286,529
Equity (Tellabs, Inc. common stock)	4,104,895	5,964,464

	$50,873,211	$78,250,993

4.	Fair Value Measurements:

The Plan follows the guidance issued under the “Fair Value Measurements and Disclosures” topic of FASB ASC, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. This standard establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities, are classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in a guaranteed fund that is classified within Level 2, for which the valuation is based on the fair value, with an adjustment to reflect its contract value. The fair value is based on the market value of underlying collateral portfolio and contract value is determined by the asset custodian.

There we no transfers between Level 1 and Level 2 assets during the years ended December 31, 2010 and 2009.

The following table presents by level, within the fair value hierarchy, the value of assets of the Plan at December 31, 2010 and 2009:

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

4.	Fair Value Measurements (Continued):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
Assets
Mutual Funds	$366,277,160	$—	$—	$366,277,160
Common Stock	23,837,707	—	—	23,837,707
Guaranteed Fund	—	76,765,032	—	76,765,032

Total Assets at Fair Value	$390,114,867	$76,765,032	$—	$466,879,899

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Assets
Mutual Funds	$314,881,196	$—	$—	$314,881,196
Common Stock	20,306,492	—	—	20,306,492
Guaranteed Fund	—	72,179,838	—	72,179,838

Total Assets at Fair Value	$335,187,688	$72,179,838	$—	$407,367,526

As detailed in Note 2 under Recent Accounting Pronouncements, participant loans have been reported as receivables, in accordance with FASB ASC authoritative guidance. As such, participant loans in the amount of $4,206,686 which were previously categorized as Level 3 Plan investments at December 31, 2009 have been reclassified accordingly and removed from the table above.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

5.	Reconciliation to Schedule H of Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$471,331,070	$411,925,754
Amounts allocated to withdrawing participants	—	—

Net assets available for benefits per Form 5500	$471,331,070	$411,925,754

6.	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code), and, therefore, the 401(k) Trust is exempt from taxation. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

EIN 74-2620088

Plan #001

Supplemental Schedule

TELLABS 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Identity of Issuer and Description of Investments (a) (b) (c)	Cost (d)	Current Value (e)
Registered Investment Companies
Fidelity Contra Fund	N/A	$89,382,216
American Funds Group – EuroPacific Growth Fund	N/A	58,765,825
Vanguard Windsor II	N/A	50,312,559
PIMCO Total Return Fund	N/A	49,362,871
Artisan Small Cap Value Fund	N/A	33,461,338
Vanguard Institutional Index Fund	N/A	33,284,582
T Rowe Price New Horizons Fund	N/A	25,392,907
Lazard Emerging Markets Fund	N/A	20,905,258
DFA Real Estate Securities	N/A	5,409,604

	N/A	366,277,160
Equities
* Tellabs, Inc. Common Stock	N/A	23,837,707

Other Assets
* Gibraltar Guaranteed Fund, at contract value	N/A	71,273,103
* Participant loans (interest range 4.25% – 10.50%)	-0-	4,677,555

		$466,065,525

*	Represents a party-in-interest to the Plan

N/A – Cost information has been omitted, as investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs 401(k) Plan

/s/ Thomas P. Minichiello
Thomas P. Minichiello
Vice President of Finance and Chief Accounting Officer
(Principal Accounting Officer)

June 22, 2011
(Date)

EXHIBITS

The following exhibit is being filed with this Annual Report on Form 11-K:

Number	Description

23	Consent of Washington, Pittman and McKeever, LLC